Exhibit 99.1

Q1 FY23 Activities Report & Appendix 4C

Building U.S. market presence including a new strategic partnership with a prime contractor for the U.S. Department of Defense.

Key Highlights

●	A$1.2 million new orders in Q1 FY23 with over 50% from Tier-1 drone manufacturers

●	A$18 million cash balance at 31 March 2023

●	Successfully demonstrated use of 5G AI synchronized mesh network for autonomous vehicles with WIN Consortium

●	Industry leading role in setting standards as member of Association for Uncrewed Vehicle Systems International (AUVSI) Cybersecurity Working Group

●	Implemented share buyback of small parcel holdings

SHOHAM, Israel, April 28, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB) is pleased to provide this activity update for the quarter ended 31 March 2023 (Q1 FY23), along with the Company’s Appendix 4C cash flow report.

Operational Overview

In Q1 FY23, Mobilicom made further inroads into the American market, including the U.S. defence industry. Mobilicom continued to fulfill existing contracts, advance potential new orders from a broad range of Tier-1 drone manufacturers, as well as potential repeat and commercial scale orders from its recent design wins.

Commenting on the Company’s Q1 2023 performance, Mobilicom CEO Oren Elkayam said, “The U.S. uncrewed drone and robotics industry drives much of the global trends for the most advanced technologies used both in military and commercial applications and Mobilicom made significant inroads into this market during the first quarter, both directly and through our new U.S. strategic partner, a prime contractor for the U.S. Department of Defense (DOD).

“We continue to prove our technology leadership, as evidenced in A$1.2 million in new sales during the first quarter, and most recently through a successful demonstration of a 5G AI synchronized mesh network for autonomous vehicles. Mobilicom is at the forefront of knowledge in this space, and we expect the outcome of this research will lead to an expansion of our IP portfolio and be incorporated into our future products for commercial and industrial drones, robotics and autonomous platforms.”

“Because of our technology and our knowledge base in the uncrewed industry for commercial and defense applications, Mobilicom was invited to join the AUVSI Cybersecurity Working Group with the aim of standards setting as well as meeting with U.S. Congress members regarding policy impacting the industry. Our extensive field-proven experience should prove valuable in helping to enable the implementation of cybersecurity in uncrewed commercial and defense applications.”

Strategic partnership

Mobilicom entered a strategic partnership with Mistral Inc., a Bethesda, Maryland based provider of advanced systems and unmanned platforms to the U.S. DOD, federal, and law enforcement agencies.

Mistral is working on integrating Mobilicom’s products into U.S. defense industry and U.S. DOD-related requisitions.

Demonstration of AI wireless systems for 5G

In conjunction with the WIN Consortium, whose partners include leading companies and academic institutions such as Elbit Systems (Nasdaq: ESLT), CEVA (Nasdaq: CEVA), Ceragon Networks (Nasdaq: CRNT) and Ben Gurion University, Mobilicom successfully demonstrated the use of a 5G AI synchronized mesh network for autonomous vehicles. Mobilicom also worked closely with these consortium partners to develop and test AI and machine learning (ML) in a 5G field test of device-to-device systems for applications including drones and drone security. Other applications for this technology include autonomous vehicles and drones for industrial and defence needs.

Industry leadership, standards setting, and government advocacy

Mobilicom became a member of  AUVSI and the Fortress Information Security Trusted Cyber Program Cybersecurity Working Group which is developing enterprise cybersecurity standards to address cyber risks specific to uncrewed systems and robotics. As a contributing member of the group, Mobilicom is working alongside leading defence, drone, and cybersecurity companies including Boeing, Boston Dynamics, Northrup Grumman, and Raytheon. AUVSI is the world’s largest non-profit organization dedicated to the advancement of uncrewed systems – maritime, land robotics, and drones. Mobilicom, along with the Cybersecurity Working Group, will present group standardization results at AUVSI’s Xponential Conference in May 2023 in Denver, Colorado.

On March 22, 2023, Mobilicom met with members of the U.S. Congress to advocate for drone cybersecurity during AUVSI’s Hill Day in Washington D.C. Through face-to-face meetings with policymakers, Mobilicom presented the critical importance of cybersecurity for the drone industry’s evolution and for the safety of uncrewed autonomous systems users including in military and civilian use cases.

Share buyback

Mobilicom has undertaken a share buyback of small parcel holdings of its ASX listed shares. The Sale Facility allows those shareholders who hold less than A$500 of shares to sell their shares cost effectively without incurring brokerage or other transaction costs, while also assisting the Company to reduce the costs associated with servicing smaller shareholdings.

Financials

In Q1 FY23 Mobilicom secured A$1.2 million confirmed orders with over 50% from Tier-1 players.

Mobilicom is well-funded for growth with a cash balance of A$18 million as of 31 March 2023 enabling support in continuing strategic growth plans.

Q1 FY23 expenses were lower than previous quarters, reflecting conservative cash management.

Related party payments noted in Section 6 of the accompanying Appendix 4C relate to payment of executive and non-executive Director fees and salaries.

Outlook

We are progressing our plan to implement our cybersecurity solution offering in line with evolving U.S security standards for commercial and military applications. With our Nasdaq listing, we continue to broaden our U.S. investor base which further supports our product rollout to the U.S. defence industry.

Mobilicom is working closely with recent design win customers to support their progress toward market deployment and manufacturing scalability for systems that include our products. We continue to demonstrate our advanced technology and leadership at upcoming industry events.

Authorised for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Mobilicom Limited
ABN	Quarter ended (“current quarter”)
26 617 155 978	31 March 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	451	451
1.2	Payments for
	(a) research and development	(318)	(318)
	(b) product manufacturing and operating costs	(59)	(59)
	(c) advertising and marketing	(331)	(331)
	(d) leased assets	(105)	(105)
	(e) staff costs	(979)	(979)
	(f) administration and corporate costs	(437)	(437)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	64	64
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	106	106
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,608)	(1,608)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(17)	(17)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(g) entities	-	-
	(h) businesses	-	-
	(i) property, plant and equipment	-	-
	(j) investments	-	-
	(k) intellectual property	-	-
	(l) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(17)	(17)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (NASDAQ listing related costs)	-	-
3.10	Net cash from / (used in) financing activities	-	-

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	18,936	18,936
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,608)	(1,608)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(17)	(17)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	381	381
4.6	Cash and cash equivalents at end of period	17,692	17,692

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	17,692	18,936
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,692	18,936

		Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	285
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note:	if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The following amount are included in section 6.1 above:

-	Director fees paid to director related entities amounted to $448,000 during the quarter.

	Financing facilities	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.	Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.
7.1	Loan facilities
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,608)
8.2	Cash and cash equivalents at quarter end (item 4.6)	17,692
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	17,692

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	11.00

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:                  ..........28 April 2023........................................................................

The Board of Directors

Authorised by: ...................................................................................

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.